                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                       (Amendment No. 7 and Restatement)

                   Under the Securities Exchange Act of 1934


                          Olympus Capital Corporation
             (formerly Prudential Financial Services Corporation)
                               (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                   744317108
                                (CUSIP Number)

                                Roger D. Blanc
                           Willkie Farr & Gallagher
                              One Citicorp Center
                             153 East 53rd Street
                           New York, New York 10022
                                (212) 821-8000
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)



                                 July 22, 1994
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].

                                 SCHEDULE 13D

CUSIP No. 744317108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Century Partners     ID-13-2583605

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        a[ ]
                                        b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS
         WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.  SOLE VOTING POWER

                         304,000

 NUMBER OF          8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY
   EACH             9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                 304,000
   WITH
                    10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          304,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%

14.  TYPE OF REPORTING PERSON
          PN

      This Amendment No. 7 to the Schedule 13D of Century Partners amends and restates the Schedule 13D filed on November 26, 1985, as amended.

Item 1.  Security and Issuer.

      This Statement relates to the Common Stock, $1.00 par value ("Common Stock" or "Shares"), of OLYMPUS CAPITAL CORPORATION ("Olympus", formerly Prudential Financial Services Corporation), a Utah corporation. The address of Olympus's principal executive offices is 115 South Main Street, Salt Lake City, Utah 84111.

Item 2.  Identity and Background.

      This Statement is filed by CENTURY PARTNERS ("Century"), a New York limited partnership. The principal business of Century is acting as an investment partnership, and the address of its principal business and principal office is 800 Post Road, P.O. Box 4032, Darien, Connecticut 06820.

      The sole general partner of Century is Richard N. Hokin, a United States citizen whose business address is the same as that of Century. Mr. Hokin's present principal occupation is chairman of Intermountain Industries, Inc., an Idaho corporation engaged in the distribution and marketing of natural gas and located at 555 South Cole Road, Boise, Idaho 83707. Neither Century nor Mr. Hokin has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party, during the last 5 years, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The 304,000 Shares as to which Century may be deemed to have beneficial ownership were acquired through both open market purchases and private placements. A total cash consideration of approximately $2,749,562.50 was paid for the Shares by Century. The source of the funds was working capital of Century.

Item 4.  Purpose of Transaction.

      Century acquired the Shares as a result of its belief that the Shares represented a favorable investment opportunity at prevailing market prices. Aside from the proposed merger discussed in Item 6 below and any related actions, Century does not have under consideration any plans or proposals that would relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation involving Olympus or any of its subsidiaries, the sale or transfer of a material amount of the assets of Olympus or any of its subsidiaries, any change in the present board of directors or management of Olympus, any material change in the present capitalization or dividend policy of Olympus, any other material change in

Olympus's business or corporate structure, any changes in Olympus's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of Olympus by any person, causing a class of securities of Olympus to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of Olympus becoming eligible or termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) Century may be deemed to have beneficial ownership of 304,000 Shares of Olympus, or approximately 9.8% of the 3,099,639 Shares outstanding. Neither Century nor, to Century's knowledge, Mr. Hokin owns or has the right to acquire, directly or indirectly, any Shares except as described above.

      (b) Century has sole power to direct the vote and sole power to direct the disposition of all 304,000 Shares referred to above.

      (c) No transactions in the Shares have been effected by Century or Mr. Hokin during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On July 22, 1994, Century and Mr. Hokin entered into a letter agreement with Washington Mutual Savings Bank

("Washington") in which Century agreed to vote all its Shares in favor of the proposed merger of Olympus with and into Washington. The statements set forth below concerning the contents of the letter agreement are qualified in their entirety by the text of such agreement, a copy of which is attached as Exhibit 1 to this Statement. Under the terms of the merger, Century will be entitled to exchange its Shares for newly issued shares of Washington. Century agreed, among other things, that until the merger agreement is terminated it will not transfer any of its Shares except in open market transactions or, subject to certain restrictions, in privately negotiated transactions. Century also agreed, if necessary to preserve pooling-of-interests accounting treatment for the merger, not to transfer any of its Shares during the 30 days preceding the effective date of the merger. In addition, Century will deliver to Olympus the certificates representing its Shares at least 30 days before the effective date of the merger unless Century has previously deposited such certificates in a segregated margin account subject to certain restrictions. If Mr. Hokin acquires Shares before a prescribed time following the merger, he will be similarly bound in his capacity as shareholder.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 1 - Letter from Century and Mr. Hokin to Washington, dated July
                  22, 1994.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true and correct.
Date: August 4, 1994



                           CENTURY PARTNERS



                           By: /s/ Richard N. Hokin
                               Richard N. Hokin
                               General Partner